AGREEMENT
THIS AGREEMENT (“Agreement”) made as of June 1, 2010, is by and between ROYCE FUND SERVICES, INC., a New York corporation (“Distributor”) and Pacific Life & Annuity Company, a life insurance company organized under the laws of the State of Arizona (“PL&A”).
W I T N E S S E T H:
WHEREAS, Royce Capital Fund, the investment company listed on Schedule One hereto (“Schedule One”, as the same may be amended from time to time), is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Act”) (each series of such investment company is hereinafter called a “Fund” ); and
WHEREAS, each Fund is available as an investment vehicle for certain separate accounts of PL&A, established for variable life insurance policies and/or variable annuity contracts offered by PL&A (the “Separate Account,” whether one or more); and
WHEREAS, has entered into a participation agreement dated _____________ among PL&A, Distributor and Royce Capital Fund, (the “Participation Agreement,” as amended from time to time); and
WHEREAS, Distributor is the principal underwriter of the Funds; and
WHEREAS, Distributor desires PL&A to provide the administrative services specified in the attached Exhibit A (“Administrative Services”), in connection with the ownership of interests of the Separate Account, which, in turn, is the owner of shares of the Funds for the benefit of persons who own contracts supported by investments in the Separate Account, whose interests are included in the master account (“Master Account”) referred to in paragraph 1, of Exhibit A (“Shareholders”), and PL&A is willing and able to provide such Administrative Services on the terms and conditions hereinafter set forth;
NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, each party hereto severally agrees as follows:
1.	PL&A agrees to perform the Administrative Services specified in Exhibit A hereto for the benefit of the Shareholders.
2.	PL&A represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to the Administrative Services.

3.	PL&A may, with the consent of Distributor, contract with or establish relationships with other parties for the provision of the Administrative Services or other activities of PL&A required by this Agreement, or the Participation Agreement, provided that PL&A shall be fully responsible for the acts and omissions of such other parties.
4.	PL&A hereby agrees to notify Distributor promptly if for any reason it is unable to perform fully and promptly any of its obligations under this Agreement.
5.	The provisions of the Agreement shall in no way limit the authority of Distributor or the Funds to take such action as any of such parties may deem appropriate or advisable in connection with all matters relating to the operations of any Fund and/or sale of its shares.
6.	In consideration of the performance of the Administrative Services by PL&A, Distributor agrees to pay PL&A a quarterly fee at an annual rate which shall equal % of the value of the average daily net assets of the Service Class shares of each Fund maintained in the Master Account for the Shareholders. The foregoing fee will be paid by Distributor to PL&A on a calendar quarterly basis, and in this regard, payment of such fee will be made by Distributor to PL&A within thirty (30) days following the end of each calendar quarter. The determination of applicable assets shall be made by averaging assets of applicable Service Class shares of the Funds maintained in the Master Account for the Shareholders, as of the last Business Day (as defined in the Participation Agreement) of each month falling within the applicable calendar quarter. PL&A acknowledges that Distributor’s payments may be funded, in whole or in part, by payments received from a Fund under a plan of distribution adopted by the Fund pursuant to Rule 12b-1 under the Act; if this is the case, PL&A will provide such information to Distributor as is reasonably necessary to comply with its obligations under the 12b-1 Plan, including but not limited to, obligations to make disclosures to the board of trustees of the Fund.
Notwithstanding anything in this Agreement or the Participation Agreement appearing to the contrary, the payments by Distributor to PL&A relate solely to the performance by PL&A of the Administrative Services described herein only, and do not constitute payment in any manner for services provided by PL&A to PL&A’s policy or contract owners, or to any separate account organized by PL&A, or for any investment advisory services, or for costs associated with the distribution of any variable annuity or variable life insurance contracts.
7.	PL&A shall indemnify and hold harmless the Funds, Distributor and each of their respective officers, Directors, employees and agents from and against any and all losses, claims, damages, expenses, or liabilities that any one or more of them may incur including without limitation reasonable attorneys’ fees, expenses and costs arising out of or related to the performance or non-performance by PL&A of the Administrative Services under this Agreement.

8.	This Agreement may be terminated without penalty at any time by PL&A or by Distributor as to one or more of the Funds, upon ninety days (90) written notice to the other party. Notwithstanding the foregoing, the provisions of paragraphs 2, 3, 9 and 11 of this Agreement, shall continue in full force and effect after termination of this Agreement.
This Agreement shall not require PL&A to preserve any records (in any medium or format) relating to this Agreement beyond the time periods otherwise required by the laws to which PL&A or the Funds are subject provided that such records shall be offered to the Funds in the event PL&A decides to no longer preserve such records following such time periods.
9.	After the date of any termination of this Agreement in accordance with paragraph 10 of this Agreement, no fee will be due with respect to any amounts first placed in the Master Account for the benefit of Shareholders after the date of such termination. However, notwithstanding any such termination, Distributor will remain obligated to pay PL&A the fee specified in paragraph 6 of this Agreement, with respect to the value of each Fund’s Service Class shares’ average daily net assets maintained in the Master Account as of the date of such termination, for so long as such amounts are held in the Master Account and PL&A continues to provide the Administrative Services with respect to such amounts in conformity with this Agreement. This Agreement, or any provisions hereof, shall survive termination to the extent necessary for each party to perform its obligations with respect to amounts for which a fee continues to be due subsequent to such termination.
10.	PL&A understands and agrees that the obligations of Distributor under this Agreement are not binding upon any Fund, upon any of their Board members or upon any shareholder of any of the Funds.
11.	It is understood and agreed that in performing the services under this Agreement PL&A, acting in its capacity described herein, shall at no time be acting as an agent for Distributor or the Funds. PL&A agrees, and agrees to cause its agents, not to make any representations concerning the Funds except those contained in each Fund’s then-current prospectus; in current sales literature furnished by the Funds or Distributor to PL&A; in the then-current prospectus for a variable annuity contract or variable life insurance policy issued by PL&A or then-current sales literature with respect to such variable annuity contract or variable life insurance policy, approved by the Distributor.
12.	PL&A represents and warrants that it will adhere to all applicable anti-money laundering rules and regulations in fulfilling its obligations under this Agreement.
13.	PL&A and the Distributor agree that all non-public records, information, and data relating to the business of the other (including customer names and information and portfolio holdings information) that are exchanged or negotiated pursuant to this Agreement or in carrying out this Agreement shall remain confidential, and shall not be voluntarily disclosed by either party without the prior written consent of the other party, except as may be required by law or by such party to carry out this Agreement or an order of an court, governmental agency or regulatory body.
14.	This Agreement shall be governed by the laws of the State of New York, without giving effect to the principles of conflicts of law of such jurisdiction.
15.	This Agreement, including Exhibit A and Schedule One hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein and supersedes any previous agreements, other than the Participation Agreement and documents with respect to such matters. The parties agree that Schedule One may be replaced from time to time with a new Schedule One to accurately reflect any changes in the Fund available as investment vehicles under the Participation Agreement.
IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.
PACIFIC LIFE & ANNUITY COMPANY

By:		ATTEST:
	Jose T. Miscolta		Audrey L. Milfs
ROYCE FUND SERVICES, INC.

By:
John D. Diederich
President

SCHEDULE ONE

Investment Company:	Available Funds:
Royce Capital Fund	Royce Small-Cap Portfolio — Investment Class and Service Class

Royce Micro-Cap Portfolio — Investment Class and Service Class

EXHIBIT A
Pursuant to the Agreement by and among the parties hereto, PL&A shall perform the following Administrative Services:
1.	Maintain separate records for each Shareholder, which records shall reflect shares purchased and redeemed for the benefit of the Shareholder and share balances held for the benefit of the Shareholder. PL&A shall maintain the Master Account with the transfer agent of each Fund on behalf of Shareholders and such Master Account shall be in the name of PL&A or its nominee as the record owner of the shares held for such Shareholders.
2.	For each Fund, disburse or credit to Shareholders all proceeds of redemptions of shares of the Fund and all dividends and other distributions not reinvested in shares of the Fund or paid to the Separate Account holding the Shareholders’ interests.
3.	Prepare and transmit to Shareholders periodic account statements showing the total number of shares held for the benefit of the Shareholder as of the statement closing date (converted to interests in the Separate Account), purchases and redemptions of Fund shares for the benefit of the Shareholder during the period covered by the statement, and the dividends and other distributions paid for the benefit of the Shareholder during the statement period (whether paid in cash or reinvested in Fund shares).
4.	Coordinate transmittal to Shareholders proxy materials and reports and other information received by PL&A from any Fund and required to be sent to Shareholders under the federal securities laws and, upon request of any of the Fund’s transfer agent, transmit to Shareholders material Fund communications deemed by the Fund, through its Board of Directors or other similar governing body, to be necessary and proper for receipt for all Fund beneficial shareholders.
5.	Transmit to each Fund’s transfer agent purchase and redemption orders on behalf of Shareholders.
6.	Provide to the Fund, or to the transfer agent for any Fund, or any of the agents designated by any of them, such periodic reports as shall reasonably be concluded to be necessary to enable each Fund to comply with any applicable State Blue Sky requirements.